Exhibit 15.1

Luxottica Group ups cash dividend for fiscal year 2006 by 45% to €0.42 per share

Milan, Italy - May 15, 2007 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announces that shareholders at the Company’s Annual General Meeting held today approved the payment of a cash dividend for fiscal year 2006 of €0.42 per ordinary share and per American Depositary Share (ADS) (one ADS represents one ordinary share), representing a 44.8 percent year-over-year increase. For fiscal year 2005, shareholders approved the payment of a cash dividend of €0.29 per ordinary share and ADS.

At the Meeting, shareholders also approved the Group’s statutory financial statement and IFRS consolidated financial statements for fiscal year 2006, in accordance with Italian law.

The proposed cash dividend will be paid to holders of record of ordinary shares as of May 18, and to holders of record of ADRs as of May 23. The ex-dividend date for both holders of ordinary shares and ADRs will be May 21, 2007. Luxottica Group will make the dividend payable in Euro to holders of ordinary shares on May 24, 2007. Deutsche Bank Trust Company Americas, the depositary of Luxottica Group’s ordinary shares represented by ADRs, will make the dividend payable in U.S. dollars to ADR holders on June 1, 2007, at the Euro/U.S. dollar exchange rate of May 24, 2007. Information regarding the tax regime applicable to the payment of Luxottica Group dividends are available from the Group’s corporate website at www.luxottica.com.

Board of Directors

In other news, today Luxottica Group’s Board of Directors and the Board of Directors of Luxottica S.r.l., a wholly-owned subsidiary of Luxottica Group, approved the previously-announced partial de-merger of Luxottica S.r.l. in favor of its sole shareholder Luxottica Group S.p.A. The approval of said transaction took place in accordance with the provisions of the relative de-merger plan approved on March 27, 2007, and it is hereby announced in accordance with art. 71-bis of Consob Regulation n. 1971/1999.

Luxottica Group S.p.A. holds the entire share capital of Luxottica S.r.l., as a result there will be no increase in the share capital of Luxottica Group S.p.A. For the same reason, the operation does not have any economic nor financial impact on the Group.

The de-merger deed will be executed, in compliance with the relevant provisions of Italian law, ahead of the prescribed 60-day period that begins on the date of registration of the resolutions approved today by the two Boards with the competent Italian Company Registers. The de-merger will be effective as of the first day of the month following the date of the latest registration of the de-merger deed.

Luxottica Group S.p.A. further indicates that, as already stated in previous related announcements, no changes in the remuneration of any of the Directors of Luxottica Group S.p.A. and/or any of its subsidiaries will result from this de-merger and that none of the Directors, Statutory Auditors, General Managers and/or Manager of any of the companies of the group operating under Luxottica Group S.p.A. is involved in such transaction as a related party.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 5,800 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Luxottica Group S.p.A. contacts

Media relations:

Carlo Fornaro, Corporate Communications Director
Tel. +39 (02) 8633 4062

Luca Biondolillo, Head of International Communications
Tel. +39 (02) 8633 4668

Email:  MediaRelations@luxottica.com

Investor relations:

Alessandra Senici, Group Investor Relations Director

Tel. +39 (02) 8633 4069
Email:  InvestorRelations@luxottica.com

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